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PARADIGM MEDICAL INDUSTRIES, INC.
Financial Statements
December 31, 2006 and 2005


                                 March 14, 2008


VIA EDGAR
---------

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Attn:    Tara L. Harkins
         Staff Accountant

         Re:      Paradigm Medical Industries, Inc.
                  Form 10-KSB for the Fiscal Year Ended December 31, 2006 File No. 000-28498

Dear Ms. Harkins:

         Paradigm Medical Industries, Inc. (the "Company") is in receipt of the letter dated December 17, 2007 with respect to the above-referenced Form 10-KSB for the fiscal year ended December 31, 2006. The Company's responses to the comments are set forth below. For ease of reference, we have set forth the comments and the Company's responses to such comments.

Item 7. Financial Statements, page F-1
--------------------------------------

Balance Sheet, page F-3
-----------------------

1. Please revise your financial line entitled "intangible assets, net" to be entitled "goodwill" since the aggregate amount of goodwill should be presented as a separate line item in your balance sheet. Refer to paragraph 43 of SFAS 142.

March 14, 2008
Page 2

-----------------------------------


Response:
---------

         The Company will change the financial line entitled "intangible assets, net" to "goodwill" in all subsequent filings, in accordance with SFAS 142, paragraph 43.

Statements of Operations, page F-4
----------------------------------

2. We note that you had recognized $2.9 million and $1.2 million of other expenses in fiscal year 2005 and 2006, respectively. Please tell us and revise future filings to explain the nature of these expenses. We may have further comment upon reviewing your response.

Response:
---------

         The $2.9 million in other expenses for the year 2005 consisted of $2,500,000 for the amortization of the discount recorded related to the intrinsic value of the beneficial conversion feature and warrants issued in connection with the convertible note payable and $400,000 in interest expense associated with the convertible note. The $1.2 million in other expenses for the year 2006 consisted of $1,000,000 for the amortization of the discount recorded related to the intrinsic value of the beneficial conversion feature and warrants issued in connection with the convertible note payable and $200,000 in interest expense associated with the convertible note. As noted in our response to comment No. 9 we will amend our filing to record these features as derivative liabilities in accordance with SFAS 133 and EITF 00-19. We will further describe the nature of the restatement and the expense in the amended filings and future filings.

Notes to Financial Statements, page F-9
---------------------------------------

3. We note throughout the filing that you provide the percentage that each of your products contributed to the company's total sales for fiscal 2005 and 2006. Please revise your notes in future filings to present your revenues from external customers by product and services as required by paragraph 37 of SFAS 131.

Response:
---------

         The Company will revise our notes in future filings to include presentation of revenues from external customers by product and services as required by SFAS 131. The footnote in the financial statements in future filings will be as follows:


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March 14, 2008
Page 3

-----------------------------------

---------------------------------------------------------------------------------------------------------------
PRODUCT                            MODEL                                      2005                2006
---------------------------------------------------------------------------------------------------------------
Humphrey Systems: P55 & A/B Scan   Pachymeter (P55), A/B Scan (P37)           (212,948.50)        (314,227.25)
MEDA Systems                       P2000, P2200, P2500, P2700, P3700
                                                                                      0.10                0.14

Dicon diagnostic: Perimeter and                                                (670,766.70)        (855,799.64)
 corneal topographer               LD, TKS, CT
                                                                                      0.30                0.39

UBM biomicroscope:                 P40, P45, P60                              (966,848.78)        (546,792.60)

                                                                                      0.44                0.25

Blood Flow Analyzer:               BFA                                         (97,491.90)        (210,928.52)

                                                                                      0.04                0.10

                                                                       ----------------------------------------
                                               Sub-Total                     (1,948,055.88)      (1,927,748.01)
                                                                       ----------------------------------------

                                                                                      0.89                0.88

Service, parts, disposables,                                                   (252,486.23)        (267,720.73)
 and other
                                                                                      0.11                0.12

                                                                       ----------------------------------------
                                            Total YTD Sales                  (2,200,542.11)      (2,195,468.74)
                                                                       ========================================

Note 1. Organization and Significant Accounting Policies, page F-7
------------------------------------------------------------------

Stock-Based Compensation, page F-10
-----------------------------------

4. You state on page F-12 that you adopted SFAS 123(R) using the modified-prospective transition method and that you recognized compensation expense for the three months ended September 30, 2005 that included compensation expense for all share-based awards granted prior to, but not yet vested as of January 1, 2006 and compensation expense for all share-based awards granted on or after January 1, 2006. Separately, you state on page F-10 that you apply the footnote disclosure provisions of SFAS I 23 and that you have continued to apply the provisions of APB 25. We finally note from page F-11 that you included fiscal 2006 pro forma net income and related per share disclosures under paragraph 45 of SFAS 123. Based on these different statements, it is unclear when you adopted SFAS l23(R) and the impact that the adoption of this standard had on your financial statements. Please revise your future filings to clearly state that you adopted SFAS 123(R) on January 1, 2006, if true, and to remove the pro forma disclosures related to fiscal 2006 and to only include pro forma disclosures required under paragraph 45 of SFAS 123 for those prior period during which awards were accounted for under the intrinsic value method pursuant to APB 25. Refer to the guidance in paragraphs 69 and 84 of SFAS 123(R).

Response:
---------

         The Company will revise future filings to clearly state the Company's adoption of SFAS 123(R) on January 1, 2006. The Company will also remove pro


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March 14, 2008
Page 4

-----------------------------------


forma disclosures related to fiscal year 2006 and to only include pro forma disclosures required by SFAS 123. The revisions will begin with the Company's filing of its 10-KSB for the year ended December 31, 2007 and for all filings subsequent to that.

Earnings Per Share, page F-13
-----------------------------

5. Please revise your future filings to also disclose the number of potentially dilutive shares related to your convertible notes and convertible preferred stock, which were excluded from the computation of earnings per share in accordance with paragraph 40 of SFAS 128.

Response:
---------

         The Company will include all shares that are potentially dilutive in all future filings beginning with the Company's December 31, 2007 Form 10 KSB. The narrative portion of our footnote will read as follows:

         The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus the common stock equivalents, which would arise from the conversion of preferred stock to common stock, the conversion of the Company's convertible debentures, and from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the year. Shares potentially issuable from the conversion of convertible debentures and preferred stock conversions of 3,637,280,000 and 862,438 shares of common stock, respectively, as well as, options and warrants to purchase 32,064,392 shares of common stock were considered in the computation of earnings per share but were not included because their inclusion would have been anti-dilutive.

Revenue Recognition, page F-14
------------------------------

6. We note on page 6 and throughout the filing that your products contain hardware and software components. Please tell us and revise this note in future filings to explain how your revenue recognition policies consider the guidance in SOP 97-2, as amended by SOP 98-9.

Response:
---------

         Although the Company's products contain software components, we do not believe that SOP 97-2 or SOP 98-9 apply to the products in question. The Company has deemed the software associated with the sale of the Company's products incidental to the products or services as a whole in accordance with paragraph 2 of SOP 97-2. The software is critical to the operations of the Company's

March 14, 2008
Page 5

-----------------------------------


products, however, the software itself is not the focus of the marketing effort, nor is it what the customer perceives they are obtaining. The development and production costs of the software, as a component of the cost of the products, are incidental. We will revise our revenue recognition policy as follows:

         Revenues for sales of products that require specific installation and acceptance by the customer are recognized upon such installation and acceptance by the customer. Revenues for sales of other surgical systems, ultrasound diagnostic devices, and disposable products are recognized when the product is shipped. A signed purchase agreement and a deposit or payment in full from customers is required before a product leaves the premises. Title passes at time of shipment (F.O.B. shipping point). The Company's products contain both hardware and software components. The Company does not recognize revenue for the software components of the products separate from the product as a whole because the software is incidental to the product, as defined in paragraph 2 of SOP 97-2.

Note 3. Detail of Certain Balance Sheet Accounts, page F-17
-----------------------------------------------------------

7. We note that you have accrued expenses of $550,000 related to consulting and litigation reserves outstanding as of December 31, 2006. Please tell us and revise future filings to explain your accounting policy for loss contingencies under SFAS 5. Within your discussion, please provide to us the nature and amount that you have recorded for litigation reserves as of December 31, 2006. Refer to the guidance in paragraphs 9-12 of SFAS 5.

Response:
---------

         The following accounting policy will be included in Form 10-KSB for the year ended December 31, 2007.

         The Company has adopted the guidance in Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," when booking for loss contingencies. The Company accrues a charge to income when (1) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements, and (2) the amount of loss can be reasonably estimated. Loss contingencies related to litigation for the year ended December 31, 2007 were $346,000.

         In 2005, the Company settled a class action lawsuit for approximately $3.5 million. The Company's insurance deductible related to the class action

March 14, 2008
Page 6

-----------------------------------


lawsuit was $250,000. Since the settlement in 2005, the Company has made payments totaling $50,000. The balance remaining is the amount still owed to the insurance company for the deductible.

         In 2000, the Company entered into an agreement for three copiers. The copiers did not meet their specifications and the vendor was contacted to have the copiers returned. The vendor took two of the copiers back, but left the third one on the Company's premises. The Company did not contact the vendor for the return of the copier, did not return the copier themselves, and in 2003 the vendor filed suit for the value of the copier. The amount listed in the suit is $35,000.

         On May 13, 2002, the Company entered into a consulting agreement with Larry Hicks. The agreement required Hicks to provide consulting services to the Company for a period of three years, in the amount of $37,000 per year. The consulting agreement ended in May 2005. The Company had accrued a total of $111,000 in accrued consulting fees over the term of the agreement. When the suit was filed by Hicks, the Company reclassified the accrued expense to litigation reserve. In December 2007, the suit was settled for $12,500.

Note 9. Convertible Notes, page F-29
------------------------------------

8. We note that you issued $2.5 million and $1.5 million of convertible notes during fiscal 2005 and 2006, respectively. We further note from your September 30, 2007 Form 10-QSB that you issued $500,000 of convertible notes during fiscal 2007. Please explain to us how you are accounting for these notes and how you have applied the guidance in EITF 00-19 in evaluating whether the various features of your convertible term notes, including for example, the conversion feature, the interest rate reset feature, etc., are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. In this regard, it appears that these notes may not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19 since these notes have a feature wherein the conversion price is the lower of a set price or 50% or 60% of the average of the three lowest trading prices for your common stock on the OTC Bulletin Board for twenty days prior to the conversion date. Please provide us with your analysis of each of these features under paragraphs 12-32 of EITF 00-19. If you determined that the conversion feature does not require accounting under SEAS 133, please tell us how you have considered the guidance in EITF 08-5 and EITF 00-27 with respect to any beneficial conversation features.

Response:
---------

         The beneficial conversion feature was accounted for in accordance with 98-5 and EITF 00-27 wherein the value of the beneficial conversion feature was recorded as a discount against the note after taking into account the discount on the note for the underlying warrants issued. The credit was recorded to additional paid in capital. The discount was limited so as not to exceed the proceeds received from note. The discount was amortized to interest expense.

March 14, 2008
Page 7

-----------------------------------


         After further review of EITF 00-19 and SFAS 133 and due to the fact there is not a ceiling as to the number of shares into which the note can be converted, it would require the beneficial conversion and interest rate reset features be bifurcated and recorded as a derivative liability. We will amend our filings to account for the beneficial conversion feature as a derivative liability in accordance with SFAS 133 not as equity.

9. Further to the above, we note that you issued warrants in connection with these convertible notes issued in fiscal 2005, 2006, and 2007. We further note that the holders of the warrants may exercise these warrants for cash or on a cashless basis. Please explain to us how you are accounting for these warrants as well as your evaluation of SPAS 133 and EITF 00-19 in determining the appropriate accounting for the warrants. You may refer to Section 11.B of the SEC staff's Current Issues and Rulemaking Projects, dated November 30, 2006 available on our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Response:
---------

         The warrants issued in connection with the convertible debt were valued in accordance with Black Scholes option pricing model and recorded as a discount against the notes payable. The credit was recorded to additional paid in capital and amortized to expense. As the stock underlying the warrants needed to be registered, it should have been recorded as a derivative liability from the date of issuance until the shares were successfully registered. We will amend our filing to reflect the effect of the warrants being recorded as a derivate liability until registered. Under EITF 00-19 the warrants do not allow net cash settlement but do allow a net share settlement once the underlying shares are registered. Paragraph 9 of EITF 00-19 would allow for permanent equity accounting.


Note 14. Export Sales, page F-38
--------------------------------

10. Please revise this note in future filings to disclose the basis for attributing revenues from external customers to individual countries consistent with paragraph 38(a) of SFAS 131.

Response:
---------

         Paragraph 38(a) of SFAS 131 provides as follows:

         "Revenues from external customers (1) attributed to the enterprise's country of domicile and (2) attributed to all foreign countries in total from which the enterprise derives revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. An enterprise shall disclose the basis for attributing revenues from external customers to individual countries."


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March 14, 2008
Page 8

-----------------------------------


         We will provide this information beginning with the filing of 2007 Form10-KSB and going forward.

         The table will provide export sales by country for the years 2007 and 2006. We will provide sales by country in the 2007 Form 10-KSB report:



















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March 14, 2008
Page 9

-----------------------------------


14. Export Sales    Total sales include  export sales by major  geographic  area as follows:

                                                        Years Ended
                                                        December 31,
                                             -----------------------------------
Geographic Area                                     2007            2006
---------------                              -----------------------------------

Europe:
-------
Belgium                                      $                 $            650
Bulgaria                                                                  4,900
France                                                                    6,250
Germany                                                                   7,200
Greece                                                                   75,455
Italy                                                                    17,725
Poland                                                                   12,650
Russia                                                                  158,620
Spain                                                                    32,550
Turkey                                                                   57,750
United Kingdom                                                          293,240

Far East:
---------
Bangladesh                                   $                 $         29,850
China                                                                    74,544
India                                                                    63,300
South Korea                                                             175,656
Taiwan                                                                   31,050
Thailand                                                                 32,250

Middle East:
------------
Egypt                                        $                 $         27,200
Israel                                                                    2,150
Jordan                                                                    5,100
Saudi Arabia                                                             33,950

North America:
--------------
Canada                                       $                 $         99,402
Mexico                                                                    6,800

Central, South America, and Caribbean:
--------------------------------------
El Salvador                                  $                 $         12,650
Guatemala                                                                 8,300
Honduras                                                                  5,150
Puerto Rico                                                              10,500
Brazil                                                                    9,500
Colombia                                                                  5,900

                                             -----------------------------------

                                             $                 $      1,300,242
                                             ===================================


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March 14, 2008
Page 10

-----------------------------------


Note 16. Commitments and Contingencies, page F-39
-------------------------------------------------

11. We note that you entered into written settlement agreements under the federal and state class action lawsuits described within this note on February 22, 2005. Please tell us and this note in future filings to explain the nature of the settlement agreements and the amounts owed under the agreements, if any. Within your discussion, please provide to us the amount that you accrued for these settlement agreements, if any, and the basis for the amount accrued. Refer to paragraphs 9-10 of SFAS 5.

Response:
---------

         Please see our response to comment No. 7 above.

Item 8A. Controls and Procedures, page 37
-----------------------------------------

12. We note your disclosure that your principal executive officer and principal financial officer concluded that "[your] disclosure controls and procedures were effective and adequately designed to ensure that information required to be disclosed by [you] in the report it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13 a-15(e).

Response:
---------

         We will provide this information beginning with the filing of 2007 Form 10-KSB and going forward.

Exhibit 31.1 and Exhibit 31.2
-----------------------------

13. We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by item 601(b)(31) of Regulation S-B. Specifically, we note throughout the certifications that you refer to the "registrant" rather than the "small business issuer." We note similar modifications within your March 31, 2007, June 30, 2007, and September 30, 2007 Forms 10-QSB. Please revise year certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-B.





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March 14, 2008
Page 11

-----------------------------------


Response:
---------

         We will provide this information beginning with the filing of 2007 Form 10-KSB and going forward.

         If you have any questions, please do not hesitate to call me at (801) 977-8970.


                                            Very truly yours,

                                            /s/ Luis A. Mostacero

                                            Luis A. Mostacero
                                            Vice president of Finance, Treasurer
                                             and Chief Financial Officer

















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